Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2018	2017
Earnings:
Income before income taxes	$1,513	$1,345
Add:
Interest and other fixed charges, excluding capitalized interest	256	252
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	43	47
Distributed income of investees accounted for under the equity method	2	3
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	16	5
Total earnings available for fixed charges	$1,799	$1,643
Fixed charges:
Interest and fixed charges	$262	$258
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	43	47
Total fixed charges	$305	$305
Ratio of earnings to fixed charges	5.90x	5.39x

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